N E W S R E L E A S E

June 16, 2014

Nevsun Announces Bisha Drill Results and Regional Exploration Program Update

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to provide an update on the 2014 regional exploration program and to announce assay results from Aderat, located 10 kilometers from the Bisha Mine (“Bisha”) and processing plant.

HIGHLIGHTS

  High grade intersections at Aderat include:
    Hole MX-011:  1.38% Cu, 7.82% Zn, 1.12 g/t Au, 25.6 g/t Ag over 10.25 meters
    Hole MX-012:  1.13% Cu, 11.15% Zn, 0.52 g/t Au, 18.8 g/t Ag over 9.00 meters
  Associated geophysical anomaly over a 500 meter strike length
  Zone only tested to a shallow depth with limited holes
  Grade increasing with depth on the discovery section
  Additional drilling and geophysical surveys ongoing in 2014

Nevsun CEO Cliff Davis commented, “We are excited to see some early success in our 2014 exploration program.  The Bisha area remains under-explored and we look forward to more success in 2014 as we further evaluate the camp potential of the Bisha VMS belt.”

2014 Regional Exploration Program Update

In 2014, Bisha is conducting a two phase exploration program comprising a nearly completed first phase program that consists of 10,000 meters of diamond drilling on selected targets focusing on the immediate Bisha Mine area looking for mineralized horizons west of the known deposit, the Hambok area to the south and west of the known deposit, at Harena to continue to extend the deposit along strike and down dip and regional exploration targets on the Mogoraib River Exploration License such as Aderat.  Geophysical surveys are being performed in conjunction with this drilling and consist of ground and borehole Transient Electromagnetic (TEM) surveys and an airborne VTEM survey over the entire Mogoraib River Exploration License, the Bisha Mining Agreement area and the Harena Mining License.

A second phase program will include 14,500 meters of diamond drilling following-up encouraging results at Aderat and Harena, further testing of regional targets on the Mogoraib River License and targets generated from the VTEM survey. Most of the phase one program will be completed prior to the annual rainy season with the phase two program following immediately after that period.  Specifics of further work will depend on results from the phase one and two programs.

Aderat Drill Results

Aderat is located on the Mogoraib River Exploration License approximately four kilometers north of the Hambok deposit and ten kilometers from the Bisha Mine and processing plant.  A location map of Aderat, the drillholes and a cross-section are included at the end of this release.

Aderat was initially intersected by diamond drilling conducted by the previous exploration license owner in hole ANK-006 which returned an interval of 27 meters grading 3.56% Zn, 0.75% Cu and 0.87 g/t Au.  However, three follow-up holes at that time failed to intersect any additional significant sulphide intervals.

Bisha Mining Share Company (BMSC) acquired the Mogoraib River Exploration License in late 2012 and the Aderat area was immediately highlighted as a strong opportunity for additional discovery.

BMSC geologists were impressed that the mineralization in hole ANK-006 was within intense chlorite and sericite altered felsic volcanic rocks and had high metal tenor (for example values of up to 12.75% Zn and 2.61% Cu occur in zones of only 15 to 25% sulphide overall).  This coupled with the elevated gold grades (up to 2.36 g/t Au) and the location of the mineralization on the flank of an associated geophysical anomaly, indicated that a significant mineralized system was potentially present in the area and that further work was warranted.

BMSC’s first hole MX-010 drilled approximately 100 meters above ANK-006 returned numerous anomalous intervals of highly altered felsic volcanic rock with elevated copper and zinc values confirming that a significant base metal enriched alteration zone was associated with the mineralization.  Follow-up hole MX-011, drilled approximately 100 meters below ANK-006, intersected improved base metal values and demonstrates that the mineralizing system appears to be gaining strength at depth.  Hole MX-012, drilled approximately 100 meters north of ANK-006, also intersected similar strong base metal values and further expands the zone.

Highlights from the results of these two holes include:

  Hole MX-11:  1.38% Cu, 7.82% Zn, 1.12 g/t Au, 25.6 g/t Ag over 10.25 m
  Hole MX-12:  0.79% Cu, 6.99% Zn, 0.38 g/t Au, 13.5 g/t Ag over 16.00 m including: 1.13% Cu, 11.15% Zn, 0.52 g/t Au, 18.8 g/t Ag over 9.00 m

A complete table of significant assay intervals and a drill location plan and schematic drill section is attached to the end of this release.  Additional holes (MX-13 to MX-19 and MX-30) completed during the initial phase one drilling program are awaiting assay results.

The mineralization is associated with elevated barium suggesting that the mineralization was deposited close to, or at, the sea floor and metal zoning suggests that the drilling has been from the footwall to the hanging wall (west to east).  Further drilling is in progress and is designed to expand the zone along strike.  Geophysical crews are mobilizing to the project and will complete ground and borehole TEM surveys to better define the mineralized zone shortly.  In addition, a Geotech VTEM survey is currently being flown over the entire Mogoraib River Exploration License, including Aderat and Hambok, and the results of this survey are currently being assessed and targets evaluated for further drilling.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Aderat work. This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.  Drilling intercept lengths only are reported in the tables and text below. It is estimated that true width will be approximately 60 - 75% of the mineralized intersections reported.

Mr. Robert Foy PGeo., BMSC’s Exploration Manager, has been overseeing the drilling at the Aderat Zone and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Aderat Intersections to June 12, 2014

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
MX-010	22.50	30.00	7.50	0.37	0.44	0.15	0.3
	65.00	74.00	9.00	0.05	0.99	0.02	0.3
	80.90	82.20	1.30	0.87	3.87	0.33	13.8
	102.00	102.85	0.85	0.62	0.49	0.09	0.5
	127.00	134.00	7.00	0.18	1.10	0.47	4.9
	141.35	151.80	10.45	0.16	0.57	0.10	2.4
	165.00	173.00	8.00	0.04	0.25	0.02	0.3
	219.00	220.00	1.00	0.46	0.10	0.31	0.3
MX-011	73.00	74.00	1.00	0.07	0.41	0.04	0.3
	242.00	252.00	10.00	0.08	0.42	0.04	0.3
	265.75	276.00	10.25	1.38	7.82	1.12	25.5
	296.00	297.00	1.00	0.01	0.06	0.46	0.3
MX-012	1.80	36.00	34.20	0.11	0.28	0.09	0.3
	23.00	34.00	11.00	0.12	0.25	0.20	0.3
	83.00	86.00	3.00	0.01	0.05	0.36	0.3
	102.00	106.00	4.00	0.10	0.32	0.32	0.3
	132.00	148.00	16.00	0.79	6.99	0.38	13.5
including	134.00	143.00	9.00	1.13	11.15	0.52	18.8
	177.10	180.00	2.90	0.14	0.56	0.03	0.3

Notes: True widths are estimated to be 60 to 75% of drilled length.

Aderat Collar Locations

Hole Id	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
MX-010	330265	1709375	594	238.0	125	-50
MX-011	330186	1709427	594	304.0	125	-55
MX-012	330285	1709471	593	301.0	125	-50